THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON 12/24/96 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                              JG INDUSTRIES, INC.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                  466145 10 9
                                 (CUSIP Number)



                                Philip Rootberg
                       250 South Wacker Drive, 8th Floor
                            Chicago, Illinois 60622
                                (312) 930-9600
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               December 13, 1996
            (Date of Event Which Requires Filing of this Statement)
                         (continued on following pages)

                              (Page 1 of 14 pages)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1     NAME OF REPORTING PERSONS       William Hellman
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                             (b) [  ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*                        PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      TIMES 2(d) or 2(e)                     [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7     SOLE VOTING POWER            0 (See Item 5)


8     SHARED VOTING POWER     408,312 (See Item 5)


9     SOLE DISPOSITIVE POWER   497,222 (See Item 5)


10    SHARED DISPOSITIVE POWER        0 (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,174,978 (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Item 5)                         [x]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.7%


14    TYPE OF REPORTING PERSON*                    IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAME OF REPORTING PERSONS       Philip Rootberg
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                             (b) [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS*                        PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      TIMES 2(d) or 2(e)                     [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7     SOLE VOTING POWER                         0


8     SHARED VOTING POWER     414,527 (See Item 5)


9     SOLE DISPOSITIVE POWER   255,722 (See Item 5)


10    SHARED DISPOSITIVE POWER   17,215 (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,192,193 (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                 [  ]



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.9%


14    TYPE OF REPORTING PERSON*                    IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!


1     NAME OF REPORTING PERSONS        Sheldon Harris
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS_____________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                             (b) [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS*                        PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      TIMES 2(d) or 2(e)                     [  ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7     SOLE VOTING POWER                         0


8     SHARED VOTING POWER     408,312 (See Item 5)


9     SOLE DISPOSITIVE POWER   267,047 (See Item 5)


10    SHARED DISPOSITIVE POWER   10,522 (See Item 5)



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,174,978 (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                  [x]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.7%


14    TYPE OF REPORTING PERSON*                    IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!


1     NAME OF REPORTING PERSONS       Mavis G. Harris
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS_____________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                             (b) [  ]


3     SEC USE ONLY


4     SOURCE OF FUNDS*            Not Applicable


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     TIMES 2(d) or 2(e)                      [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION             U.S.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7     SOLE VOTING POWER            0 (See Item 5)


8     SHARED VOTING POWER           0 (See Item 5)


9     SOLE DISPOSITIVE POWER   144,465 (See Item 5)


10    SHARED DISPOSITIVE POWER   10,522 (See Item 5)



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 154,987 (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Item 5)                         [x]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.1%


14    TYPE OF REPORTING PERSON*                    IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             Introduction

     This Statement constitutes the initial filing as a group consisting of William Hellman ("Hellman"), Philip Rootberg ("Rootberg"), Mavis G. Harris ("M. Harris") and Sheldon Harris (individually, "S. Harris" and collectively, the "Filing Group"). The Filing Group is filing this Schedule 13D as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     On December 13, 1996, JG Industries, Inc. (the "Company") entered into a Series B Convertible Preferred Stock Purchase Agreement with Hellman, Rootberg and S. Harris (the "Purchase Agreement") providing for the purchase by each such member of the Filing Group of 500 shares of Series B Preferred Stock, no par value, of the Company (the "Series B Preferred Stock"). Such shares of Series B Preferred Stock held by the Filing Group members are convertible into an aggregate of 666,666 shares of common stock, no par value, of the Company (the "Common Stock"). A copy of the Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Also on December 13, 1996, each member of the Filing Group entered into a Shareholders Agreement (the "Shareholders Agreement"), a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

Item 1.        Security and Issuer

          The class of equity securities to which this Statement relates is the Common Stock. The Company's principal executive offices are located at 5630 West Belmont Ave., Chicago, Illinois 60634.

Item 2.        Identity and Background

          (a)-(c), (f) This Statement is filed on behalf of each member of the Filing Group. The following table sets forth the name of each member of the Filing Group and his or her respective residence or business address, present and principal occupation or employment and the names, principal business and addresses of any corporations or other organizations in which such employment is conducted. Each member of the Filing Group is a citizen of the United States.

Name                          Present Principal Occupation
                              of Employment (If Applicable) and
                              Residence or Business Address

William Hellman               Chairman and Chief Executive Officer
                              JG Industries, Inc.
                              5630 West Belmont Avenue
                              Chicago, Illinois  60634

Philip Rootberg               Senior Partner
                              Philip Rootberg & Company
                              250 South Wacker, 8th Floor
                              Chicago, Illinois  60606

Sheldon Harris                President
                              Evanston Property Management Co.
                              803-1/2 Chicago Avenue
                              Evanston, Illinois  60202

Mavis G. Harris               307 Greenleaf Avenue
                              Wilmette, Illinois  60091



          (d) and (e) No member of the Filing Group has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.        Source and Amount of Funds or Other Consideration
          The purchase price for the 1,500 shares of Series B Preferred Stock purchased pursuant to the Purchase Agreement was $1,500,000, or $1,000 per share. The source of funds for such purchase was the personal funds of each purchaser.
Item 4.        Purpose of the Transaction

          (a)-(j) Each member of the Filing Group has acquired the securities listed above for investment purposes and has no plans or proposals that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D. The members of the Filing Group entered into the Shareholders Agreement in order to secure a voice in the affairs of the Company.


                      [continued on following pages]

Item 5.        Interest in Securities of the Issuer

          (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock beneficially owned, as well as the nature of ownership, for each member of the Filing Group as of the date hereof.




                  Number of         Number of         Number of
                  Shares            Shares            Shares
                  Beneficially      Beneficially      Beneficially
                  Owned             Owned             Owned
                  with Sole         with Shared       with Sole
                  Voting            Voting            Dispositive
Name              Power             Power             Power


Sheldon Harris    0                 408,312(1)        267,047(2)

Mavis G. Harris   0                 0                 144,465(5)

William Hellman   0                 408,312(1)        497,222(7)

Philip Rootberg   0                 414,527(8)        255,722(9)


                  Number of
                  Shares
                  Beneficially      Aggregate
                  Owned             Number of         Percentage
                  with Shared       Shares            of Shares
                  Dispositive       Beneficially      Beneficially
Name              Power             Owned             Owned

Sheldon Harris    10,522(3)         1,174,978(4)      14.7%

Mavis G. Harris   10,522(3)         154,987(6)        2.1%

William Hellman   0                 1,174,978(4)      14.7%

Philip Rootberg   17,215(10)        1,192,193(11)     14.9%


_________________

    (1) Consists of the following shares that are currently subject to the Shareholders Agreement (collectively, the "Current Shareholders Agreement Shares"): (i) the Rootberg Shares (as defined below); (ii) the Hellman Shares (as defined below); (iii) 44,825 shares represented by Voting Trust Certificates held by S. Harris (the "S. Harris Shares"); (iv) 101,398 shares and 43,067 shares represented by Voting Trust Certificates held respectively by M. Harris individually and as Trustee of the Trust for the benefit of herself and of her descendants under the Will of Nathan Goldblatt, Deceased (the "M. Harris Shares"); and 10,522 shares represented by Voting Trust Certificates held jointly by M. Harris and S. Harris (the "Harris Joint Shares").
    (2)   Consists of 222,222 shares issuable upon conversion of Series B
Preferred Stock           represented by Voting Trust Certificates held by S.
Harris (the "S. Harris Conversion           Shares") and the S. Harris Shares.

    (3)   Consists of the Harris Joint Shares.

    (4)   Consists of the Current Shareholders Agreement Shares, the Hellman
Option Shares (as           defined below) and the Conversion Shares (as
defined below).
    (5)   Consists of the M. Harris Shares.

    (6)   Consists of the M. Harris Shares and the Harris Joint Shares.
    (7)   Consists of (i) 222,222 shares issuable upon conversion of Series B
Preferred Stock           represented by Voting Trust Certificates held by
Hellman (the "Hellman Conversion           Shares"); (ii) 175,000 shares
represented by Voting Trust Certificates held by Hellman;           and (iii)
100,000 shares issuable upon exercise of employee stock options held by Hellman (the "Hellman Option Shares").

    (8)   Consist of (i) the Current Shareholders Agreement Shares, including
33,500 shares           represented by Voting Trust Certificates held by
Rootberg (the "Rootberg Shares"); and           (ii) 6,215 shares held of
record by an investment club, and 11,000 shares held by a
partnership, both of which Rootberg holds an interest in (collectively, the
"Rootberg           Investment Club Shares").

    (9)   Consists of 222,222 shares issuable upon conversion of Series B
Preferred Stock           represented by Voting Trust Certificates held by
Rootberg (the "Rootberg Conversion           Shares, and together with the
Hellman Conversion Shares and the Harris Conversion           Shares, the
"Conversion Shares"); and the Rootberg Shares.
    (10)  Consists of the Rootberg Investment Club Shares.
    (11)  Consists of the Rootberg Investment Club Shares, the Hellman Option
Shares, the           Current Shareholders Agreement Shares, and the
Conversion Shares.

          (c) None except for the purchase of Series B Preferred Stock
pursuant to the      Purchase Agreement.  (See Introduction)

          (d) None.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships with respect
to           Securities of the Issuer

               Pursuant to the Shareholders Agreement, each member of the
Filing Group           transferred certain shares of capital stock of the
Company owned by them to           Hellman, Rootberg and S. Harris, as Voting
Trustees under the Shareholders           Agreement (collectively, the "Voting
Trustees") in exchange for Voting Trust           Certificates representing
such shares ("Voting Trust Certificates").  In the event           that a
member of the Filing Group acquires any shares of voting stock of the
Company after execution of the Shareholders Agreement, and before the termination of the Shareholders Agreement, then such Filing Group member is required to transfer such shares to the Voting Trustees to be subject to
the terms           and conditions of the Shareholders Agreement.  Any and all
cash dividends and           other proceeds received by the Voting Trustees in
respect of the shares subject           to the Shareholders Agreement ("Trust
Shares") shall be distributed to the           members of the Filing Group on
a pro rata basis.  Neither the Voting Trustees           nor the Filing Group
members shall have the right to transfer Trust Shares during           the
term of the Shareholders Agreement.  However, the Filing Group members may transfer Voting Trust Certificates held by them, subject to certain terms
and           conditions.  The Voting Trustees, in their absolute discretion
and not subject to           any review, have the right to vote the Trust
Shares for every purpose.  Holders           of Voting Trust Certificates
representing convertible shares of the Company,           including the Series
B Preferred Stock, have the right, at least once per quarter,           to
direct the conversion of such shares to Common Stock.  The Shareholders
  Agreement terminates on the earlier of ten (10) years after the date of the
        Shareholders Agreement or the occurrence of any of the following
events:            (i) liquidation or dissolution of the Company; (ii) certain
events of           bankruptcy/insolvency; (iii) certain mergers,
consolidations or acquisitions           involving the Company; or (iv)
certain public offerings of the stock of the           Company.

               M. Harris is the Trustee and primary beneficiary under a Trust
(the           "Harris Trust") created pursuant to the Will of Nathan
Goldblatt, Deceased, as           modified by Order of the Circuit Court of
Cook County Illinois dated January 26,           1987.  The descendants of M.
Harris are the contingent beneficiaries of the           Harris Trust.  The
Harris Trust holds a Voting Trust Certificate representing           43,067
shares of Common Stock.

               The Voting Trust Certificate representing the Rootberg
Investment Club           Shares is held by a general partnership in which
Rootberg and each of six (6)           other persons hold equal votes on
partnership matters.
               The Hellman Option Shares are issuable upon exercise of
employee stock           options granted under the Company's 1988 Stock Option
Plan.
               Except for the foregoing, none of the members of the Filing
Group is a           party to any contracts, arrangements or understanding
with respect to any           securities of the Company, including but not
limited to, the transfer or voting of           any of the securities, finders
fees, joint ventures, loan or option arrangements,           puts or calls,
guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

          Exhibit A  -  Series B Convertible Preferred Stock Purchase
                        Agreement dated December 13, 1996
          Exhibit B   - Form of Shareholders Agreement dated December 13, 1996

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.
     Dated:  December 21, 1996


                                   /s/  William Hellman
                                   William Hellman



     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.
     Dated:  December 21, 1996


                                   /s/  Philip Rootberg
                                   Philip Rootberg



     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.
     Dated:  December 21, 1996


                                   /s/  Sheldon Harris
                                   Sheldon Harris


     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.
     Dated:  December 21, 1996


                                   /s/ Mavis G. Harris
                                  Mavis G. Harris, individually and as
                                  Trustee Under Trust Created Pursuant to the
                                  Will of Nathan Goldblatt, Deceased, as
                                  modified by order of the Circuit Court of
                                  Cook County Illinois dated January 26, 1987

                                 EXHIBIT A


Series B Convertible Preferred Stock Purchase Agreement dated December 13,
1996.

                            JG INDUSTRIES, INC.

                   SERIES B CONVERTIBLE PREFERRED STOCK
                            PURCHASE AGREEMENT


     THIS SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE
AGREEMENT (this "Agreement") is made as of December 13, 1996, among JG Industries, Inc., an Illinois corporation (the "Company"), and the persons listed on Schedule 1 attached hereto (each, an "Investor" and collectively, the "Investors").
                                  RECITAL

     The Investors desire to purchase from the Company, and the Company desires to issue and sell to the Investors, in the aggregate, 1,500 shares of Series B Convertible Preferred Stock of the Company, no par value per share (the "Series B Preferred Stock"), at a purchase price of $1,000 per share, for an aggregate purchase price of $1,500,000, all upon the terms and satisfaction of the conditions set forth herein.

                                AGREEMENTS

     In consideration of the recital and the mutual promises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.   PURCHASE AND SALE OF SECURITIES

     1.1  Authorization and Issuance of Securities.

          (a)  Prior to the Closing, the Company shall have (i) adopted
resolutions and      flied with the Secretary of State of the State of
Illinois the Statement of Resolution      Establishing Series relating to the
Series B Convertible Preferred Stock (the "Statement      of Resolution") in
the form attached hereto as Exhibit A, (ii) duly authorized the issuance of the Series E, Preferred Stock to the Investors and (iii) duly authorized
and reserved       such number of shares of Common Stock of the Corporation,
no par value per share (the      "Common Stock") as may be required for
issuance upon conversion of the Series B      Preferred Stock outstanding from
time to time.

          (b)  Subject to the terms and conditions of this Agreement, the
Company agrees      to issue and sell to the Investors, and the Investors
agree to purchase from the Company, individually and not jointly, in the aggregate, 1,500 shares of Series B Preferred Stock for a purchase price of $1,000 per share. Each Investor agrees to purchase shares of Series B Preferred Stock in the amounts set forth opposite such Investors name on
Schedule 1 hereto.

     1.2 Closing. The purchase, sale and delivery of the Series B Preferred Stock shall take place at the office of Hopkins & Sutter,Three First National Plaza, Suite 4100, Chicago, Illinois 60602, on the first business day after the 1996 Annual Meeting of Shareholders of the Company, scheduled to be held on or about December 12, 1996, at 10:00 a.m. Chicago time, or at such other time, date or place as the Company and the Investors may mutually agree upon in writing (which time, date and place are designated as the "Closing"). At the Closing, the Company shall deliver to each Investor a certificate representing the number of shares of Series B Preferred Stock to be purchased by such Investor hereunder. The Series B Preferred Stock shall be delivered against payment of the purchase price therefor by wire transfer payable to the Company to one or more accounts designated by the Company prior to the Closing.
     2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to each Investor that, except as set forth on the Disclosure Schedule delivered to the Investors simultaneously with the execution of this Agreement (the "Disclosure Schedule"):

          2.1 Organization; Good Standing; Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the
laws of the      State of Illinois, has all requisite corporate power and
authority to own and operate its      properties and assets and to carry on
its business as now conducted and, assuming      stockholder approval and the
filing of the Statement of Resolution, to execute and deliver      this
Agreement and the Registration Rights Agreement, to issue and sell the Series
B      Preferred Stock and the Common Stock issuable upon conversion thereof,
and to carry      out the provisions of this Agreement, the Registration
Rights Agreement and the      Statement of Resolution. The Company is duly
qualified to transact business and is in      good standing in each
jurisdiction in which the failure to so qualify would have a      material
adverse effect on the condition (financial or other), results of operations or assets or properties of the Company and the Subsidiaries taken as a whole
(a "Material      Adverse Effect").

          2.2  Authorization.  All corporate action on the part of the Company
(other      than stockholder approval and the filing of the Statement of
Resolution) necessary for the      authorization, execution and delivery of
this Agreement and the Registration Rights      Agreement, the performance of
all obligations of the Company hereunder and thereunder      and the
authorization, issuance for reservation for issuance), sale and delivery of
the      Series B Preferred Stock and the Common Stock issuable upon
conversion thereof has      been taken, and this Agreement and the
Registration Rights Agreement have been, or at      the Closing will have
been, duly executed and delivered by the Company and constitute,      or at
the Closing will constitute, valid and legally binding obligations of the
Company,      enforceable in accordance with their respective terms, except as
such enforceability may      be limited by applicable bankruptcy, insolvency
or other laws affecting creditors' rights      generally or by the
availability of equitable remedies. Prior to the Closing, the Statement of Resolution will have been filed with the Secretary of State of the State of
Illinois in      accordance with the Illinois Business Corporation Act.
          2.3 Valid Issuance of Preferred and Common Stock. The Series B Preferred Stock that is being acquired by the Investors hereunder, when issued
and      delivered in accordance with the terms of this Agreement for the
consideration expressed      herein, will be duly and validly issued, fully
paid, and nonassessable, and will be free      and clear of all liens,
pledges, security interests, options, rights of first refusal, encumbrances, claims, preemptive rights and other third party rights (the
"Liens"), other      than restrictions on transfer under this Agreement, the
Registration Rights Agreement and      applicable state and federal securities
law. The Common Stock issuable upon conversion      of the Series B Preferred
Stock will be duly and validly reserved for issuance and, when      issued in
compliance with the provisions of the Statement of Resolution, will be duly
and      validly issued, fully paid and nonassessable and will be free and
clear of all Liens other      than restrictions on transfer under this
Agreement, the Registration Rights Agreement and      applicable state and
federal securities laws.

          2.4  Governmental Consents.  No consents, approval, qualification,
order or      authorization of, or declaration or filing with, any local,
state, or federal governmental      authority (the "Consents") is required on
the part of the Company in connection with the      Company's valid execution,
delivery or performance of this Agreement, the Registration      Rights
Agreement (other than Consents required in connection with the Company's performance of its obligations under the Registration Rights Agreement), and
the sale,      issuance and delivery of the Series B Preferred Stock by the
Company pursuant to the      terms hereof or the Common Stock issuable upon
conversion thereof, except for (i) the      filing of the Statement of
Resolution with the Secretary of State of the State of Illinois,      (ii)
such Consents as will have been made or obtained prior to the Closing, except
any      notices required to be flied with the Securities and Exchange
Commission (the      "Commission") under Regulation D of the Securities Act of
1933, as amended (the      "Securities Act"), or such postclosing filings as
may be required under applicable state      securities laws and (iii) other
Consents, the failure of which to obtain or make would not      result in a
Material Adverse Effect.

          2.5  Capitalization and Voting Rights.  Immediately after the
consummation      of (a) the transactions contemplated by this Agreement and
(b) the repurchase by the      Company of all of the capital stock of the
Company held by Jupiter Industries, Inc. (the      "Jupiter Repurchase"), the
authorized capital stock of the Company will consist of:
               (i)  Preferred Stock.  500,000 shares of Preferred Stock, of
which (i)           2,000 shares are designated Series A 9% Cumulative
Preferred Stock, no par           value per share (the "Series A Preferred
Stock") and (ii) 1,500 shares shall be           designated Series B Preferred
Stock, no par value per share. No shares of Series           A Preferred Stock
will be issued and outstanding and 1,500 shares of Series B
Preferred Stock will be issued and outstanding.

               (ii)
     Common Stock.  10,000,000 shares of Common Stock, of which
7,217,311 shares are issued and outstanding.

     Except for currently outstanding options to purchase 148,500 shares of
Common Stock      pursuant to the Company Option Plans (as defined below),
there are no outstanding      options, warrants, rights (including conversion
or preemptive rights and rights of first      refusal), or agreements for the
purchase or acquisition from the Company of any shares      of its capital
stock. In addition to the aforementioned options, the Company has reserved an additional 37,000 shares of its Common Stock for purchase upon exercise of
options      to be granted in the future under the Company Option Plans.
"Company Option Plans"      shall mean (i) the JG Industries 1983 Stock Option
Plan, (ii) the JG Industries 1988 Stock      Option Plan and (iii) such other
plans and agreements pursuant to which the Company      has heretofore granted
options or other rights to purchase capital stock of the Company.      The
Company is not a party to any agreement which restricts its ability to pay
dividends,      contingently or otherwise.  The number of shares of Common
Stock set forth in this      Section 2.5 does not reflect the 1-for-3 reverse
split of the Common Stock to be effected      by the Company on or about
December 13, 1996.

          2.6  Compliance With Other Instruments.  Neither the execution,
delivery      or performance of this Agreement and the Registration Rights
Agreement, nor the      execution and filing of the Statement of Resolution,
nor the issuance of the Series B      Preferred Stock hereunder, nor the
issuance of the Common Stock upon conversion      thereof, nor fulfillment of
nor compliance with the terms and provisions hereof or      thereof, will
conflict with or result in a breach of the terms, conditions or provisions of, or give rise to a right of termination under, or constitute a default
under, or result in any      violation of, the Charter or By-laws of the
Company or any of the Subsidiaries, or any      mortgage, agreement,
instrument, order, judgment, decree, statute, rule or regulation to      which
the Company or any of the Subsidiaries or any of their respective property is subject, other than conflicts, breaches, defaults, terminations or
violations which,      individually or in the aggregate, do not result in a
Material Adverse Effect or materially      adversely affect the ability of the
Company to perform its obligations under this      Agreement, the Registration
Rights Agreement or the Statement of Resolution. "Charter"      shall mean the
articles of incorporation or similar incorporation document of the
Company or any of its Subsidiaries, as the case may be.
          2.7 Offering of the Shares. Based in part on the accuracy of the representations and warranties of the Investors contained herein, neither
the Company      nor any Person acting on its behalf has taken or will take
any action which might subject      the offering, issuance or exchange of the
Series B Preferred Stock to the registration      requirements of Section 5 of
the Securities Act. The Company will offer and exchange      the Series B
Preferred Stock in compliance with all applicable state securities laws and will make all necessary filings and qualifications required by such laws.
"Person" shall      mean an individual or a corporation, partnership, limited
liability company, trust,      incorporated or unincorporated association,
Joint venture, joint stock company or any      other entity or organization,
including a governmental or political subdivision or any      agency or
instrumentality thereof.

     3.   REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

          Each Investor hereby severally represents and warrants to the Company that:
          3.1  Authorization.  This Agreement has been duly executed and
delivered by      such Investor. This Agreement constitutes a valid and
legally binding obligation of such      Investor, enforceable in accordance
with its terms.

          3.2  Governmental Consents.  No Consent is required on the part of
such      Investor in connection with the execution and delivery of this
Agreement or the      performance by such Investor of the transactions
contemplated hereby.
          3.3  Acquire Entirely for Own Account.  This Agreement is made with
such      Investor in reliance upon such Investor's representation to the
Company, which by its      execution of this Agreement it hereby confines,
that the Series B Preferred Stock to be      acquired by such Investor and the
Common Stock issuable upon conversion thereof will      be acquired for
investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and
that such      Investor has no present intention of selling, granting any
participation in, or otherwise      distributing the same. By executing this
Agreement, such Investor further represents that:      it does not have any
contract, undertaking, agreement or arrangement with any Person      to sell,
transfer or grant participation to such Person or to any third person, with
respect      to the Series B Preferred Stock or the Common Stock issuable upon
conversion thereof,      except for a transfer by such Investor to voting
trustees under a shareholders agreement      dated the date hereof.

          3.4  Reliance Upon Investor's Representations.  Such Investor
understands      that the Series B Preferred Stock is not, and any Common
Stock acquired upon      conversion thereof at the time of issuance may not
be, registered under the Securities Act      on the ground that the
acquisition provided for in this Agreement and the issuance of      securities
hereunder is exempt from registration under the Securities Act pursuant to
Section 4(2) thereof, and that the Company's reliance on such exemption is
predicated      on the Investor's representations set forth herein.

          3.5  Sophisticated Investor.  Such Investor is an "accredited
investor" as      defined in Rule 501(a) under the Securities Act. Such
Investor is a sophisticated      purchaser with respect to the Series B
Preferred Stock, has been given the opportunity      to access the records of
the Company and its Subsidiaries and has made its own      independent
analysis and investigation into the business, operations, financial condition and general creditworthiness of the Company and the Subsidiaries and has
made its own      independent decision to acquire the Series B Preferred Stock
pursuant to the terms and      conditions set forth in this Agreement.

          3.6  Restricted Securities.  Such Investor understands that the
Series B      Preferred Stock may not be sold, transferred, or otherwise
disposed of without      registration under the Securities Act or an exemption
therefrom, and that in the absence      of an effective registration statement
covering the Series B Preferred Stock or an      available exemption from
registration under the Securities Act, the Series B Preferred      Stock must
be held indefinitely redemption in accordance with its terms. In particular, such Investor is aware that the Series B Preferred Stock may not be sold
pursuant to Rule      144 promulgated under the Securities Act unless all of
the conditions of such Rule are      met.

          3.7  Legend.  Each certificate or other document evidencing any of
the      securities of the Company being acquired hereunder shall be endorsed
with the legend      set forth below, and such Investor covenants that, except
to the extent such restrictions      are waived by the Company, such Investor
shall not transfer the shares represented by      any such certificate without
complying with the restrictions on transfer described in the      legend
endorsed on such certificate:

          "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE
SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED,           ASSIGNED, PLEDGED,
OR HYPOTHECATED IN THE ABSENCE OF A           REGISTRATION STATEMENT IN EFFECT
WITH RESPECT TO SUCH           SHARES FINDER SUCH ACT OR LAWS OR UNLESS THE
COMPANY HAS           RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE
    COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT
REQUIRED."

     4.   CONDITIONS OF INVESTORS' OBLIGATIONS AT CLOSING

          The obligations of each Investor under Section 1.1(b) of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions, the waiver of which shall only be effective against such Investor if it consents in writing thereto:
          4.1  Stockholder Approval.  The issuance and sale of the Series B
Preferred      Stock shall have been duly authorized and approved by the
shareholders of the Company.
          4.2  Qualifications.  All authorizations, approvals, or permits, if
any, of any      governmental authority or regulatory body that are required
to be obtained prior to the      Closing in connection with the lawful
issuance and sale of the Series B Preferred Stock      pursuant to this
Agreement shall be duly obtained and effective as of the Closing.
          4.3  Registration Rights Agreement.  The Company shall have executed
and      delivered to the Investors that certain Registration Rights Agreement
dated as of the date      hereof (the "Registration Rights Agreement")
attached hereto as Exhibit B, setting forth      certain rights, privileges
and obligations of the Company and the Investors with respect      to the
Series B Preferred Stock.

     5.   CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING
          The obligations of the Company to the Investors under this Agreement are subject fulfillment on or before the Closing of each of the following conditions:
          5.1  Stockholder Approval.  The issuance and sale of the Series B
Preferred      Stock shall have been duly authorized arid approved by the shareholders of the Company.
          5.2  Statement of Resolution.  The Statement of Resolution shall
have been      accepted for filing by the Secretary of State of Illinois.
          5.3  Qualifications.  All authorizations, approvals or permits, if
any, of any      governmental authority or regulatory body that are required
to be obtained prior to the      Closing in connection with the lawful
issuance and sale of the Series B Preferred Stock      pursuant to this
Agreement shall be duly obtained and effective as of the Closing.
     6.   MISCELLANEOUS

          6.1  Entire Agreement. This Agreement and the documents referred to
herein      constitute the entire agreement among the parties and no party
shall be liable or bound      to any other party in any manner by any
warranties, representations or covenants except      as specifically set forth
herein or therein. Matters disclosed in any paragraph of the      Disclosure
Schedule shall be deemed to be disclosed with respect to all paragraphs of the
    Disclosure Schedule. The Company's Form 10-K filed May 8, 1996 (and
delivered to      the Investors prior to the date hereof), as amended, the
exhibits thereto, including all      information and exhibits incorporated
therein shall be deemed incorporated in the      Disclosure Schedule.

          6.2  Expiration of Warranties.  The warranties and representations
of the      Company and the Investors contained in or made pursuant to this
Agreement shall in no      way be affected by an investigation of the subject
matter thereof made by or on behalf      of the Company or the Investor and
shall survive the Closing until the first anniversary      of the Closing.

          6.3  Successors and Assigns.  Except as otherwise provided herein,
the terms      and conditions of this Agreement shall inure to the benefit of
and be binding upon the      respective successors and assigns of the parties.
Nothing in this Agreement, express or      implied, is intended to confer upon
any party other than the parties hereto or their      respective successors
and assigns any rights, remedies, obligations, or liabilities under      or by
reason of this Agreement, except as expressly provided in this Agreement.
          6.4  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY      AND
CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF      ILLINOIS WITHOUT
REFERENCE TO THE PRINCIPLES OF THE CONFLICTS      OF LAWS THEREOF.

          6.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which
together shall      constitute one and the same instrument.

          6.6  Titles and Subtitles.  The title and subtitles used in this
Agreement are      used for convenience only and are not to be considered in
construing or interpreting this      Agreement.

          6.7  Notices.  Unless otherwise provided, any notice required or
permitted      under this Agreement shall be given in writing and shall be
deemed effectively given      upon personal delivery to the party to be
notified by hand or professional courier service,      upon confirmation of
telex or telecopy, five (5) days after deposit with the United States
Post Office, by registered or certified mail, postage prepaid or upon the next
day      following deposit with a nationally recognized overnight air courier,
addressed as      follows:

               (a) If to an Investor, to its address set forth on Schedule 1 hereto.
               (b)  If to the Company, to:

                    JG Industries, Inc.
                    5630 West Belmont Avenue
                    Chicago, Illinois 60634
                    Attention: Clarence Farrar
                    Facsimile:  773-481-5417

                    With a copy to:

                    Stanford J. Goldblatt, Esq.
                    Hopkins & Sutter
                    Three First National Plaza
                    Suite 4100
                    Chicago, IL 60602
                    Facsimile: 312-558-6538

     Any party may by notice given in accordance with this Section 6.7 to the
other party to      this Agreement designate another address or person for
receipt of notice hereunder.
          6.8  Finder's Fees.  Each party represents that it neither is nor
will be      obligated for any finder's fee or commission in connection with this transaction.
          6.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or
prospectively), only with      the written consent of He Company and the
Investors holding, or prior to the Closing      obligated to purchase, a
majority of the Series B Preferred Stock.
          6.10         Severability.  If one or more provisions of this
Agreement are held to be      unenforceable under applicable law, such
provision shall be excluded from this      Agreement and the balance of the
Agreement shall be interpreted as if such provision      were so excluded and
shall be enforceable in accordance with its terms.
          6.11         Lost, Stolen, Destroyed or Mutilated Stock
Certificates.  Upon receipt      of evidence satisfactory to the Company of
the loss, theft, destruction or mutilation of      any certificate
representing the Series B Preferred Stock, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the
Company, or,      in the case of mutilation, upon surrender and cancellation
thereof, the Company will      issue a new certificate of like tenor for a
number of shares of the Series B Preferred      Stock equal to the number of
shares of such stock represented by the certificate lost,      stolen,
destroyed or mutilated.

          6.12         Shareholders Agreement.  Upon the request of the
Investors and receipt      by the Company of a copy of a shareholders
agreement among the Investors, the      Company shall maintain a copy of such
shareholders agreement at its principal executive      offices and make it
available for inspection at reasonable times and on reasonable notice upon the request of any Investor.

          6.13         Termination.  This Agreement and all rights and
obligations of the parties      hereto may be terminated at any time on or
after January 31, 1997 (so long as the      Closing has not occurred) by the
written consent of the Company or the Investors      obligated to purchase, in
the aggregate, a majority of the Series B Preferred Stock      pursuant
hereto.


               [Remainder of Page Intentionally Left Blank.
     Signature Page Follows.]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                       JG INDUSTRIES, INC.

                                       By:  ____________________
                                          Name:
                                          Title:



                                       WILLIAM HELLMAN




                                       PHILIP ROOTBERG




                                       SHELDON HARRIS

                                SCHEDULE 1






                                    Shares of Series B      Aggregate Purchase
Investor                            Preferred Stock         Price

William Hellman                     500                     $500,000
JG Industries, Inc.
5630 West Belmont Avenue
Chicago, Illinois 60634

Philip Rootberg                     500                     $500,000
Philip Rootberg & Company, LLP
250 South Wacker Drive
Suite 800
Chicago, Illinois 60606-5891

Sheldon Harris                      500                     $500,000
JG Industries, Inc.
5630 West Belmont Avenue
Chicago, Illinois 60634


TOTAL                               1,500                   $1,500,000

                                 EXHIBIT B


          Form of Shareholders Agreement dated December 13, 1996

                            JG INDUSTRIES, INC.
                          SHAREHOLDERS AGREEMENT


This Agreement is made as of December 13, 1996 among the persons listed on
Schedule 1 hereto (hereinafter, together with such other owners of voting shares of JG INDUSTRIES, INC., an Illinois corporation ["Company"] as may become parties in the manner hereinafter provided, collectively "Shareholders" and individually a "Shareholder") and WILLIAM HELLMAN, PHILIP ROOTBERG and SHELDON HARRIS ("collectively "Voting Trustees" and individually a "Voting Trustee").

                            W I T N E S S E T H
RECITALS:

Each Shareholder listed on Schedule 1 is the record and beneficial owner of the number of voting shares of the Company specified in Schedule 1. As used herein "Shares" means only those shares of the Company which have voting rights, whether absolutely or contingent upon the occurrence of certain events. The Shareholders deem it to be in their mutual best interest to unite the voting powers held by or vested in them as Shareholders and to provide for other unified action by the Voting Trustees by assigning, transferring and investing voting and certain other powers in the Voting Trustees, all as hereinafter more particularly provided;
NOW, THEREFORE, in consideration of the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

1.   Transfer of Shares.  Each Shareholder hereby assigns and transfers to the
Voting      Trustees the number of Shares of the Company specified opposite
his or her name in      Schedule 1 and, simultaneously with the execution
hereof, delivers (directly or by his or      her duly appointed
attorney-in-fact) to the Voting Trustees said Shares duly endorsed for transfer, or with a duly executed stock power therefor. Shares at any time
transferred      to or otherwise acquired and held by or in behalf of the
Voting Trustees are sometimes      referred to herein as "Trust Shares".  The
Voting Trustees shall cause all Trust Shares      to be transferred on the
books and records of the Company into the names of the Voting      Trustees,
as Voting Trustees under this Agreement.  On each certificate for Shares
issued      by the Company to the Voting Trustees representing Trust Shares it
shall be stated that      said Trust Shares are issued pursuant to this
Agreement and said fact shall also be stated      in the stock ledger of the
Company.  The Voting Trustees shall have all the rights,      powers and
duties contained in this Agreement, notwithstanding that transferred Shares have not yet been reissued in the name of the Voting Trustees.
2.   Deposit of Shares.  Any certificates for Shares or other securities
issued by the      Company to and in the name of the Voting Trustees, as
Voting Trustees under this      Agreement, except for any required to be
distributed hereunder shall be maintained by      said Voting Trustees in a
secure place.

3.   Issuance of Voting Trust Certificates.

3.1  The Voting Trustees, in exchange for Shares delivered pursuant to
Sections 1 and      3 hereof, and upon transfer thereof into the name of the
Voting Trustees in the      stock ledger of the Company and the issuance of
Trust Share(s) in the name of      the Voting Trustees as Voting Trustees
under this Agreement, shall issue and      deliver to each Shareholder a
Voting Trust Certificate for the Shares deposited by      him or her
hereunder, which Voting Trust Certificate shall be substantially in the form attached hereto as Exhibit A and incorporated herein by this reference
and      shall specify the number, Class and/or Series of Shares for which
exchanged.       The Voting Trustees shall maintain separate ledger and
transfer sheets with      respect to each Class and/or Series of Trust Shares.

3.2  The Voting Trustees may, from time to time, make changes in the form of
the      Voting Trust Certificate, provided that such changes shall not be
inconsistent with      this Agreement.  They may issue scrip certificates
representing fractions of a      Trust Share, which certificates shall be in
such form and shall carry such rights      and privileges as the Voting
Trustees may determine.  The Voting Trustees may      limit the time within
which such scrip certificates may be exchanged for Voting      Trust
Certificates, and in the event that any such scrip certificate shall not be presented for exchange within the time limit so fixed, the Voting Trustees
may,      upon the termination of this Agreement, surrender to the Company the
Trust      Shares or other property held with respect to such scrip
certificate.
3.3  The Voting Trustees named herein and their successors may be parties to
this      Agreement as Shareholders, and to the extent of the Shares deposited
by them or      of Voting Trust Certificates held by them shall be entitled in
all respects to the      same rights and benefits as other Shareholders.  In
their individual capacities and      for their own accounts, they may freely
buy, sell or deal in Shares and other      securities of the Company and
Voting Trust Certificates.
4.   After Acquired Shares, Dividends, Redemption Proceeds.  In the event a
Shareholder      listed on Schedule 1 (sometimes referred to herein as an
"Original Shareholder" or a      "Family Member" of an Original Shareholder
who acquires a Voting Trust Certificate      through intermediate or ultimate
transfer from an Original Shareholder shall at any time      during the term
of this Agreement acquire Shares of the Company, whether as a result      of
compensation, purchase, gift, split-up, split-off, spin-off or other division
or divisive      reorganization, or in any other manner, such Original
Shareholder and Family Member      covenants he or she will promptly assign
and transfer such Shares to the Voting Trustees      and shall receive
therefor Voting Trust Certificates in the manner and in accordance with the provisions of Sections 1 and 3 of this Agreement.  A "Family Member" is a
spouse,      ancestor, sibling or descendant of a Shareholder listed on
Schedule 1 or a trust,      partnership or other entity which includes one or
more of the foregoing owning or      aggregating a majority of the interest
therein.  Any and all cash dividends and other      proceeds received by the
Voting Trustees on or in respect of the Trust Shares whether      in
dissolution, partial liquidation, redemption or otherwise, and any shares or
other      securities of the Company not constituting Shares hereunder, shall
be promptly      distributed to the Holders of Voting Trust Certificates in
accordance with their respective      interests hereunder.  Prorata
distributions from the Company to the Voting Trustees with      respect to a
particular Class or Series of shares shall be distributed by the Voting Trustees among the Holders of the Class or Series in accordance with their
proportionate      interests as reasonably determined by the Voting Trustees,
provided, however, Shares      shall be retained by the Voting Trustees
subject to the provisions hereof and new Voting      Trust Certificates shall
be issued in respect thereof.  The Voting Trustees shall, during      the term
of this Agreement, be entitled to receive all dividends in the form of Shares,
if      any, and all Shares issued by the Company in exchange for Trust Shares
and all such      Shares so received by the Voting Trustees shall be held by
the Voting Trustees for the      beneficiary or beneficiaries of this
Agreement in accordance with their respective      interests hereunder as
additional or substituted Trust Shares subject to all of the      provisions
hereof.  All such Shares shall bear an appropriate legend stating that they
have      been issued subject to this Agreement; such fact shall also be
stated in the stock ledger      book of the Company.  The respective
registered owner (sometimes referred to herein      as a "Holder") of Voting
Trust Certificates issued under this Agreement shall be entitled      to the
delivery of new or additional Voting Trust Certificates representing any
additional      Shares received by the Voting Trustees by way of dividends or otherwise.
5.   Transfer of Voting Trust Certificates.  A Voting Trust Certificate and
the interest      represented thereby shall be transferable only on the books
of the Voting Trustees by the      registered Holder thereof in person or by
attorney according to the rules from time to      time established by the
Voting Trustees, upon surrender of the Voting Trust Certificate,      properly
endorsed by the registered Holder, in person or by an authorized attorney, or in accordance with such other rules as may be established for such purpose
by the Voting      Trustees.  Title to the Trust Certificates, when indorsed,
shall, to the extent permitted      by law, be transferable with the same
effect as in the case of negotiable instruments.       Delivery of the Voting
Trust Certificates, indorsed in blank, by the Holder, shall vest      title to
and all rights under them in the transferees to the same extent for all
purposes as      would delivery under like circumstances of negotiable
instruments payable to bearer;      provided, however, the Voting Trustees may
treat the Holder, or, when presented      indorsed in blank, the bearers, as
the owners for all purposes whatsoever, and shall not      be affected by any
notice to the contrary; provided further, however, that the Voting
Trustees shall not be required to deliver any certificates for Shares or other
securities      without the surrender of Voting Trust Certificates calling for
them.  Upon such      assignment and surrender a new Voting Trust Certificate
shall be issued to the transferee,      provided, as a pre-condition to
delivery, the transferee shall first agree in a writing      delivered to the
Voting Trustees that the transferee shall be bound by all of the provisions, covenants and agreements herein contained as fully and effectually
as if he      or she had signed the same, provided, however, the covenant of
transfer of after-acquired      Shares stated in Section 4 shall apply only to
Original Shareholders and Family Members      as expressed therein.  The
transfer books for Voting Trust Certificates may be closed by      the Voting
Trustees at any time prior to the payment or distribution of dividends, the redemption of Trust Shares, the right to require a subscription for or
conversion of      Shares or Trust Shares as provided in Section 9, or for any
other purpose; or the Voting      Trustees, in their sole discretion, in lieu
of closing the transfer books, may fix a date as      the day as of which the
Holders of Voting Trust Certificates are entitled to such payment      or
distribution or for such other purpose as shall be determined.  In connection
with, and      as a condition of, making or permitting any transfer or
delivery of Voting Stock      Certificates or other securities under any
provision of this Agreement, the Voting      Trustees may require the payment
of a sum sufficient to pay or reimburse them for any      stamp tax or other
governmental charge in connection with the transaction.  Whenever pursuant to the above provisions Trust Shares or other securities held by the
Voting      Trustees shall become deliverable to the Holders of Voting Trust
Certificates, the Voting      Trustees may deliver the Shares or other
securities then held by them to any bank or trust      company which they may
select, either in bearer form or indorsed for transfer or in the      names of
the Holders of Voting Trust Certificates, with instructions to deliver them to or upon the order of the Holders of Voting Trust Certificates in
accordance with their      respective interests and upon payment of the taxes
or charges, if any, payable upon      delivery, as above specified, and
thereupon all further obligation or duty of the voting      Trustees under
this Agreement shall terminate. Notwithstanding anything to the contrary above, no sale, transfer, pledge, hypothecation, or other disposition of a
Voting Trust      Certificate shall be made unless the Holder shall first
comply with all requirements      therefor expressed herein, including,
without limitation, those expressed in the form of      voting Trust
Certificate attached as Exhibit A.

6.   Loss or Destruction of Voting Trust Certificate.  If a Voting Trust
Certificate is lost,      stolen, mutilated, defaced or destroyed, the Voting
Trustees, in their discretion, may      issue a duplicate of such Certificate
upon receipt of:
     6.1  evidence of such fact satisfactory to them;

     6.2  indemnification satisfactory to them;

     6.3  the existing certificate, if mutilated or defaced; and
     6.4  payment of all reasonable fees and expenses incurred in connection
with the           issuance of a new Voting Trust Certificate, if any.
7.   Method of Action of Voting Trustees.  The Voting Trustees may act, except
as      otherwise expressly provided herein,

     7.1  by or through a majority of their number in office at the time, at
any meeting           called pursuant to any rule or resolution of the Voting
Trustees, or notice of           which shall have been waived in writing by
the Voting Trustees not present, or
     7.2  by a written instrument without a meeting, signed by all of the
Voting Trustees.            Any Voting Trustee may vote or may act in person
or by proxy.  Such proxy may           extend to any matter and for any
duration not exceeding six (6) months, but may           be renewed at any
time for a period not exceeding six (6) months.  At any           meeting of
the Voting Trustees the presence of a majority of the Voting Trustees in office at the time, in person or by proxy, shall constitute a quorum. The
         Voting Trustees may adopt their own rules of procedure.
8.   Powers and Rights of Voting Trustees.

     8.1  Until the termination of this Agreement and the actual delivery of
Share           certificates (or other substituted properties or assets) in
exchange for Voting Trust           Certificates hereunder, the Voting
Trustees (or their successors in interest from           time to time), in
their absolute discretion and not subject to any review, shall possess and shall be entitled to exercise in person or by proxy in respect to
all           Trust Shares the right to vote thereon for every purpose, and to
consent to or           dissent from any corporate act of the Company as
though they were the absolute           owner of said Shares, it being
expressly stipulated that no voting right passes to           others by or
under the Voting Trust Certificates or by or under this Agreement, or by or under any other agreement, express or implied.
     8.2  Without in any way limiting the generality of the foregoing, the
Voting Trustees           are specifically authorized in their sole and
absolute discretion and not subject to           any review, to vote for or
consent to, or dissent from:  the election of Directors           of the
Company; the sale, lease, mortgage or exchange of all or substantially all of the properties and assets of the Company; an increase or reduction in
the           authorized  capital stock of the Company, or a classification or
reclassification of           its capital stock; any change in the corporate
powers of the Company; any           amendment to the Company's Articles of
Incorporation; any adoption of or           amendment or modification to any
certificate of voting powers, designations,           preferences, and
relative participatory, optional or other special rights, etc., representing any preferred stock which may in the future be issued by the
    Company; the merger, consolidation, or any other reorganization of the
Company           with or into any other corporation, or any other
reorganization, recapitalization,           or tender of Trust Shares in
exchange for Shares or other securities, properties           or assets of any
other corporation or company; the liquidation or dissolution of           the
Company; or on any other matter submitted to a vote of the Shareholders of the Company; and to take any action with respect to any of the foregoing
which           any Shareholder might lawfully take and upon any such
transaction becoming           effective, to make such surrender of Trust
Shares and other securities as may be           proper or expedient and to
receive and to hold under this Agreement in lieu           thereof any and all
Shares issued in exchange for such surrendered Trust Shares           and
other securities.  The Voting Trustees may vote the Trust Shares in person or by proxy, and a proxy in writing signed by a majority of the Voting
Trustees           shall be sufficient authority to the person or persons
named therein to vote the           Trust Shares at any and all meetings of
the Company.
9.   Subscription and Conversion Rights.

     9.1  In case the Company shall at any time issue any Shares or other
securities to           which the Voting Trustees shall be entitled to
subscribe, by way of preemptive           right or otherwise, the Voting
Trustees shall promptly give notice (in the manner           required for
notice in Section 17) of this right to subscribe and of the terms thereof, to all the Holders of outstanding Voting Trust Certificates, at their respective addresses registered with the Voting Trustees.  The Voting
Trust           Certificate Holders, upon timely providing the Voting Trustees
with funds in the           requisite amount, shall have the right,
proportionately (excluding any Class or           Series not entitled to
participate therein), subject to such reasonable regulations           as may
be prescribed by the Voting Trustees, to instruct the Voting Trustees to subscribe for such Shares or other securities, or any part of them, or to
dispose           of the right to receive Voting Trust Certificates
representing the Shares or other           securities issuable to the Voting
Trustees upon exercise of such right to subscribe,           upon such terms
as the Voting Trustees may prescribe.  To the extent that any           Voting
Trust Certificate Holder shall fail to exercise such alternative rights, the
       Voting Trustees shall be entitled, in their absolute discretion, to
permit such right           to subscribe to lapse.

          Upon receiving proper instructions in writing, the Voting Trustees
shall subscribe           for such stock or other securities (but only out of
funds provided by the Voting           Trust Certificate Holders for the
purpose) and shall distribute them to the Voting           Trust Certificate
Holders who shall be entitled to them, except that Shares when           so
subscribed for and received by the Voting Trustees, shall not be distributed
but           shall be held, subject to all provisions hereof, and the Voting
Trustees shall issue           to the Voting Trust Certificate Holders who
shall be entitled thereto new or           additional Voting Trust
Certificates.

     9.2  Not less often than once each quarter the voting Trustees shall
afford to the           Holders of Voting Trust Certificates representing
convertible Shares held by the           Voting Trustees (sometimes referred
to herein as "Convertible Shares", including,           without limiting the
generality thereof, Series B Convertible Preferred Stock) the opportunity to require the Voting Trustees to convert all or a part of the
     Convertible Shares into Shares or other securities issuable upon such
conversion.            Notice of such right to cause conversion shall be given
in the manner provided           in Section 17.  The Voting Trustees may
impose such regulations and           requirements as they deem required in
connection with affording such conversion           rights including, without
limiting the generality thereof, such indemnities,           representations,
satisfactory opinions of counsel and other documents as shall be deemed required or necessary. Securities and cash received upon such conversion, other than Shares, shall be distributed to the Holders in
accordance           with their respective interests therein.  Shares shall be
retained as Trust Shares           in accordance with the provisions of this
Agreement and new Voting Trust           Certificates issued in respect
thereof.  Notwithstanding anything to the contrary           contained herein,
with respect to Shares constituting convertible securities,
including Series B Convertible Preferred Stock, and Shares retained by the
Voting           Trustees after conversion, the Voting Trustees shall have the
irrevocable right,           authority and absolute discretion, without
review, except for the power to require           conversion, which shall be
retained by the Holders of Voting Trust Certificates,           to exercise
any and all rights, powers, participations and privileges attaching to the ownership of any Convertible Shares, or Shares resulting from conversion thereof, as though the record and beneficial owner thereof, to
exercise and           enforce all rights and privileges thereunder with
regard to voting and redemption,           and the exercise and enforce all
other rights, powers and privileges including,           without limiting the
generality of the foregoing, (i) as Purchaser under the Stock
Purchase Agreement with the Company dated December 13, 1996, for the purchase of said Series Convertible Preferred Stock and (ii) as Purchaser
under           the Registration Rights Agreement with the Company of the same
date with           respect thereto.

10.  Construction of Agreement by Voting Trustees.  The Voting Trustees shall
be fully      authorized and empowered to construe this Agreement, and their
construction of this      Agreement, if made in good faith, shall be final,
conclusive and binding upon all Holders      of Voting Trust Certificates and
on all other interested parties.  The Voting Trustees may      employ counsel
and agents whose reasonable expenses and compensation shall be paid      pro
rata (as reasonably determined by the Voting Trustees) by the Holders of
Voting      Trust Certificates.  To the extent that such payments or adequate
provisions for them      shall not have been made the Voting Trustees shall
have a first lien on all the Shares and      other securities deposited or
held under this Agreement and the income received by them      and its
proceeds, for repayment to them of their expenses and disbursements.
11.  Liability of Voting Trustees.  The Voting Trustees shall not incur any
responsibility as      Shareholder, Voting Trustee or otherwise by reason of
any error of judgment or mistake      of law or other mistake, or for any act
or omission of any agent or attorney, or for any      misconstruction of this
Agreement, or for any action of any sort taken or omitted      hereunder or
believed by the Voting Trustees to be in accordance with the provisions and intent hereof or otherwise, except for his or her individual willful misconduct.
12.  Compensation of Voting Trustees.  The Voting Trustees shall not receive
any      compensation for services as Voting Trustees hereunder, but the
Voting Trustees shall      be reimbursed by the Shareholders in proportion to
the value of their interests hereunder      as conclusively determined by the
Voting Trustees for any and all expenses and charges      incurred in the
performance or discharge of any of their duties pursuant to this
Agreement, including reasonable attorneys' fees, and shall be entitled to and
are hereby      granted an indemnity from the Holders against any and all
expenses and liabilities      incurred by said Voting Trustees in connection
with, or relating to, the bona fide discharge of their duties hereunder.

     A Voting Trustees may act and receive compensation as a director,
officer, employee,      agent or as a member of any committee of the Company,
or of any controlled or      subsidiary or affiliated company, partnership or
association or be otherwise associated      therewith; and he, or any firm of
which he may be a member, or any corporation or      association of which he
may be a shareholder, director, employee, partner or officer, or      any such
firm, corporation, partnership or association in which he may be otherwise directly or indirectly interest may, to the extent permitted by law and
without liability in      any way or under any circumstances by reason
thereof, contract  with the Company or      with any controlled or affiliated
or subsidiary company, partnership or association, or be      or become
pecuniarily interested in any matter or transaction to which the Company, or any controlled or subsidiary or affiliated company, partnership or
association may be a      party or in which the Company or any controlled or
subsidiary or affiliated company,      partnership or association may in any
way be concerned, as fully as though he were not      a Voting Trustees.

13.  Voting Trustees Death or Disability.  Any Voting Trustee may at any time
resign by      delivering to the other Voting Trustees his or her resignation
in writing to take effect not      less than thirty (30) days afterwards,
unless sooner accepted by the remaining Voting      Trustees.  In case of the
death, resignation or inability to act of any Voting Trustees
("Terminating Trustee"), a successor Voting Trustee shall be appointed as follows:
     13.1     if the Terminating Trustee is William Hellman, the successor
Voting Trustee shall                be David Hellman or if David Hellman is
unwilling or unable to act or he is                himself the Terminating
Trustee, then the successor trustee shall be Jeffrey                Hellman;

     13.2     if the Terminating Trustee is Sheldon Harris, the successor
Voting Trustee shall                be Nancy Kane, or if Nancy Kane is
unwilling or unable to act or she is herself                the Terminating
Trustee, then the successor trustee shall be Terrance Harris;
     13.3     if the Terminating Trustee is Philip Rootberg, the successor
Voting Trustee shall                be Susan Shapiro, or if Susan Shapiro is
unwilling or unable to act or she is                herself the Terminating
Trustee, then the successor trustee shall be Leslie Wilder                and
Ruth Rootberg as co-trustees (such co-trustees to have one vote and be considered for all purposes as one Voting Trustee).  If either Leslie
Wilder or                Ruth Rootberg is unwilling or unable to act or are
herself the Terminating Trustee                the other co-trustee shall
continue to act as the Voting Trustee.
     Each successor Voting Trustee shall succeed to all of the rights, powers,
duties and      obligations of the Terminating Trustee. If there is no
successor Voting Trustee appointed      under subparagraph 13.1, 13.2, or 13.3
above by reason of an appointees declination,      death or disability the
group consisting of a majority in number of Holders of Voting      Trust
Certificates originally held by the original Voting Trustee named under each
such      sub-paragraph and mediate or ultimate transferees of any such Voting
Trust Certificates      may appoint a successor Voting Trustee not later than
ninety (90) days after the      unavailability of such named successor is
evidenced.

14.  Bond or Security Not Required.  The Voting Trustees shall not be required
to give any      bond or security for the discharge of their duties hereunder.

15.  Term and Termination.  This Agreement shall be valid and binding for a
period of ten      (10) years commencing as of the date hereof; provided,
however, that this Agreement      shall terminate prior to the expiration of
said ten (10) year period upon the occurrence      of any of the following
events:

     15.1     The liquidation or dissolution of the Company, whether voluntary
or involuntary                unless incidental to a reorganization of the
Company or the distribution of its                assets to a parent or
subsidiary company;

     15.2     The adjudication of the Company as a bankrupt; the execution by
it of an                assignment for the benefit of creditors; or the
appointment of a receiver for the                Company or a material portion
of its assets, if said appointment is not vacated                within ninety
(90) days after the effective date of such appointment;
     15.3     The merger or consolidation of the Company with, or the
acquisition of all or                substantially all of the stock or assets
of the Company by, another corporation                ("Successor") which
after such merger, consolidation or acquisition                ("transaction")
is not controlled (by ownership of at least fifty percent (50%) of the Successor's voting securities) by the shareholders of the Company immediately preceding the transaction; or

     15.4     A Qualified Public Offering by the Company as such term is
defined in Section 7                of the Statement of Resolution
establishing the Series B Convertible Preferred                Stock.

     Upon the termination of this Agreement, the Voting Trustees or personal
representative      or representatives shall cause the Company (and any
successor in interest thereto) to issue      and deliver to the Holders of
Voting Trust Certificates, or their respective executors,      administrators,
successors or assigns, as the beneficiaries of this Voting Trust, proper certificates for Shares of the Company representing the Shares corresponding
to their      respective beneficial interests hereunder.

16.  Deposit at Registered Office.  A copy of this Agreement and of every
agreement      supplemental hereto and amendatory hereof shall be deposited at
the Company's office      in the State of Illinois, which copy shall be open
to the inspection of any shareholder of      the Company, or any beneficiary
of this Voting Trust under this Agreement, daily,      during normal business
hours.

17.  Notices.  All calls for the surrender or presentation of Voting Trust
Certificates and all      other notices required or desired to be given
hereunder to Voting Trust Certificate      Holders shall be sufficiently given
if sent electronically, effective on receipt, or deposited      in the United
States mail, postage prepaid, addressed to the registered Holders of Voting
 Trust Certificates, at their respective addresses as shown on the registry
books of the      Voting Trustees.  All notices so given by mail shall be
deemed personally served two (2)      days after the date of such mailing.  No
other or further notice shall be required to be      given to any Voting Trust
Certificate Holder under any provision of this Agreement.
18.  Additional Shares.  In the event that

     18.1     Shares of the Company shall be acquired by any person(s) other
than Family                Members pursuant to Section 3 above ("Other
Shareholders"), and
     18.2     the Voting Trustees shall request, and such Other Shareholders
shall agree, such                Shares may be submitted to the terms of this
Voting Trust Agreement and the                Voting Trustees are authorized
to accept such additional Shares subject to all of                the terms of
this Agreement.  Each such Other Shareholder shall surrender his or her Shares to the Voting Trustees and shall be issued a Voting Trust
Certificate                as provided in this Agreement and by acceptance of
such Voting Trust Certificate                shall be conclusively presumed to
have consented and agreed to all of the terms                of this Agreement
as fully and effectually as if he or she had signed the same, and shall thereafter be embraced within the meaning of the term "Shareholder"
             or "Holder" wherever used herein.

19.  Voting by Holders.  In the event the Voting Trustees desire to ascertain
the views of the      Holders they may convene a meeting of Holders for such
purpose under such rules and      procedures as they may from time to time
establish, and the action desired by such      Holders shall be determined by
the Holders of a majority of the Trust Shares (voting as      separate Classes
and Series, if applicable) and each Holder shall receive one vote (or fraction thereof) for each share (or fraction thereof) of Trust Shares
beneficially owned      by him or her as represented by his or her Voting
Trust Certificate.  A Holder may vote      in person or by proxy.  Such vote
shall be advisory only and not alter or modify the      provisions of this
Agreement or powers and discretions of the Voting Trustees.
20.  General Provisions.

     20.1     Acceptance by Trustees.  The Voting Trustees agree to fully and
diligently                perform the covenants and  agreements herein
contained on their part to be kept                and performed in accordance
with the provisions hereof.
     20.2     Amendment.  This Agreement may be amended from time to time in
any and                every particular (except that the duration of the
Agreement herein created shall                not be extended) by the consent
in writing of at least (80%) percent of the                Holder(s) of the
Voting Trust Certificates of each Class and Series constituting
Trust Shares and the unanimous agreement of Voting Trustees then acting.
     20.3     Successor to Company.  Wherever used in this Agreement, the term
"Company,"                for the purposes of this Agreement, shall mean JG
Industries, Inc., an Illinois                corporation, or any successor
corporation or corporations.
     20.4     Substitution of Parties.  All of the provisions of this
Agreement shall be binding                upon and shall inure to the benefit
of the heirs, administrators, executors, legal                representatives
and assigns of the Shareholders hereto.
     20.5     Invalid Provisions; Severability.  The invalidity, illegality of
unenforceability of                any provision hereof in any jurisdiction
whatsoever shall not affect, invalidate or                render illegal or
unenforceable this Agreement or the remaining provisions
hereof, all of which shall continue in full force and effect.
     20.6     Illinois Agreement.  This Agreement shall be governed by, and
construed in                accordance with, the laws of the State of
Illinois.
     20.7     Gender.  Wherever in this Agreement reference is made to a
Voting Trustees or                Shareholder in the singular, plural,
masculine, feminine or neuter form, such                reference shall apply
with like force and effect in the proper form wherever the
context so requires.  Wherever "herein", "hereof", "hereunder" or a like word is used it refers to the entirety of this Agreement.
     20.8     Counterparts.  This Agreement may be executed in two or more
counterparts,                each of which shall be an original, but all of
which together shall constitute one                and the same instrument.

     20.9     Headings.  The headings and captions used herein are for
convenience only and                constitute no part of the agreement or
understanding of the parties hereto.
     20.10     Merger.  All prior agreements concerning the subject matter
hereof are merged                herein.

     20.11     Third Parties.  No one not a party hereto shall be deemed a
third party                beneficiary or derive any benefit by virtue of this
Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Trust Agreement all as of the day and year first above written.

Shareholders:


     Name:     William Hellman
     Address:  c/o JG Industries, Inc.
               5630 West Chicago Avenue
               Chicago, Illinois 60634
     Fax:



     Name:     Philip Rootberg
     Address:  c/o Philip Rootberg & Company
               250 South Wacker Drive
               8th Floor
               Chicago, IL 60606
     Fax:



     Name:     Sheldon Harris
     Address:  c/o Evanston Property Management Co.
               803 1/2 Chicago Avenue
               Evanston, Illinois 60202
     Fax:



     Name:     Mavis G. Harris,
               individually and as Trustee Under Trust
               Created Pursuant to the Will of Nathan
               Goldblatt, Deceased, as modified by order of the Circuit Court of Cook County
               Illinois dated January 26, 1987
     Address:  307 Greenleaf Avenue
               Wilmette, Illinois 60091
     Fax:



Voting Trustees:


     Name:     William Hellman
     Address:  c/o JG Industries, Inc.
               5630 West Belmont Avenue
               Belmont, Illinois 60634
     Fax:



     Name:     Philip Rootberg
     Address:  c/o Philip Rootberg & Company
               250 South Wacker Drive
               8th Floor
               Chicago, IL 60606
     Fax:



     Name:     Sheldon Harris
     Address:  c/o Evanston Property Management Co.
               803 1/2 Chicago Avenue
               Evanston, Illinois 60202
     Fax:

                                SCHEDULE 1


SHAREHOLDER                   CLASS OR SERIES OF            NUMBER OF
                              SHARES                        SHARES

William Hellman               Series B Preferred Stock                500
                              Common Stock                        175,000

Philip Rootberg               Series B Preferred Stock                500
                              Common Stock                         33,500

Sheldon Harris                Series B Preferred Stock                500
                              Common Stock                         44,825

Mavis G. Harris               Series B Preferred Stock                -0-
                              Common Stock                        101,398

Mavis G. Harris, as Trustee   Series B Preferred Stock                -0-
Under Trust Created Pursuant  Common Stock                         43,067
to the Will of Nathan
Goldblatt, Deceased, as
modified by order of
the Circuit Court of Cook
County Illinois
dated January 26, 1987

Sheldon and Mavis Harris      Series B Preferred Stock               -0-
                              Common Stock                        10,522

                                 EXHIBIT A

                         TO VOTING TRUST AGREEMENT
                          DATED DECEMBER 13, 1996

 THIS VOTING TRUST CERTIFICATE AND THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR WITH THE SECURITIES DIVISION OF ANY STATE AND HAVE BEEN ISSUED PURSUANT TO VARIOUS EXEMPTIONS FROM REGISTRATION UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND THE APPLICABLE STATES' SECURITIES LAWS. THE HOLDER OF THIS CERTIFICATE HAS ACKNOWLEDGED THAT HE/SHE IS ACQUIRING THIS VOTING TRUST CERTIFICATE AND THE SHARES FOR INVESTMENT, FOR HIS/HER OWN ACCOUNT AND WITH NO VIEW TOWARDS THE RESALE OR FURTHER DISTRIBUTION THEREOF, IN WHOLE OR IN PART. ACCORDINGLY, THE SALE, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THIS VOTING TRUST CERTIFICATE AND THE SHARES REPRESENTED BY THIS CERTIFICATE OR ANY PORTION THEREOF IS RESTRICTED AND MAY NOT BE ACCOMPLISHED EXCEPT IN ACCORDANCE WITH SUCH INVESTMENT REPRESENTATION AND AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND AN EFFECTIVE REGISTRATION STATEMENT UNDER APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SAT- ISFACTORY TO THE VOTING TRUSTEES THAT A REGISTRATION STATEMENT IS UNNECESSARY.
 THE TRANSFER, SALE, ASSIGNMENT, PLEDGE OR OTHER DISPOSITION OF THIS VOTING TRUST CERTIFICATE AND THE SHARES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY AND SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SHAREHOLDERS AGREEMENT DATED AS OF DECEMBER 13, 1996 BY AND AMONG CERTAIN SHAREHOLDERS AND WILLIAM HELLMAN, PHILIP ROOTBERG AND SHELDON HARRIS AS VOTING TRUSTEES, A COPY OF WHICH IS ON THE FILE AT THE OFFICE OF THE CORPORATION IN CHICAGO, ILLINOIS.





No.  ________________________       Shares ________________________



CLASS:      Common
            Preferred


Series:

                         VOTING TRUST CERTIFICATE

 THIS IS TO CERTIFY THAT                               has deposited
    shares of ______________ stock, par value of $_____________ per share, of JG INDUSTRIES, INC., an Illinois corporation (hereinafter called the "Company"), with the undersigned Voting Trustees under and subject to a Shareholders Agreement hereinafter mentioned.
 The registered Holder hereof shall be entitled to receive payments equal to the cash dividends, if any, or any other distributions received by the Voting Trustees upon said shares of stock of the Company represented by this Certificate except that Shares (as defined in the Agreement) shall be held by the Voting Trustees and Additional Voting Trust Certificates issued in receipt thereof to the beneficiary entitled thereto.

 This Voting Trust Certificate is issued, received and held pursuant to, and it and the rights of the Holders hereof are in all respects subject to and governed by the terms, limitations and conditions of a certain Shareholders Agreement dated as of executed by certain Shareholders and WILLIAM HELLMAN, PHILIP ROOTBERG and SHELDON HARRIS, as "Voting Trustees" ("Shareholders Agreement", a copy of which Shareholders Agreement is on file at the registered office of the Company in the State of Illinois), the terms and conditions of which are incorporated herein by this reference and made a part hereof. The Shareholders Agreement shall continue in full force and effect until unless terminated prior thereto as provided in the Shareholders Agreement.
 This Voting Trust Certificate is transferable only on the books of the Voting Trustees by the registered Holder hereof, either in person or by an agent or attorney duly authorized in writing, upon compliance with the requirements for transfer expressed in the Shareholders Agreement and surrender of this certificate, properly endorsed and, until so transferred, the Voting Trustees may treat the registered Holder hereof as the absolute owner hereof. Every Holder hereof, by accepting this Voting Trust Certificate, and every transferee hereof, assents to and agrees to be bound by all the terms of the Shareholders Agreement.

 IN WITNESS WHEREOF, the Voting Trustees have hereunto affixed their signatures on this ________________ day of _________________________, 19
 .
                              Voting Trustees:

                                ASSIGNMENT



     FOR VALUE RECEIVED, the undersigned hereby sells(s), assign(s) and transfer(s) to _________________________________ all right, title and interest of the undersigned in and to the within Voting Trust Certificate and the interest represented thereby, and hereby irrevocably constitute(s) and appoint(s) ____________________ _________________ attorney to transfer the same on the books of the within named Voting Trustees with full power of substitution in the premises.

Dated:  ____________________, 19____










     WITNESS:_________________________ (Provisions respecting Shareholder agreements and securities law compliance may appear on the reverse side hereof.)